Commission File Number 001-31914

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Ninth Meeting of the Fourth Session of the Board

of Directors of China Life Insurance Company Limited

The ninth meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 28, 2013 at the Conference Room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated August 13, 2013. Out of the Company’s eleven directors, nine directors attended the Meeting in person, including Yang Mingsheng, Lin Dairen and Liu Yingqi, executive directors of the Company, Zhang Xiangxian and Wang Sidong, non-executive directors of the Company, Sun Changji, Bruce D. Moore, Anthony Francis Neoh and Tang Jianbang, independent non-executive directors of the Company. Wan Feng, executive director of the Company, was on leave for business and authorized in writing, Lin Dairen, executive director of the Company, to act on his behalf and cast the votes for him. Miao Jianmin, non-executive director of the Company, was on leave for business and authorized in writing, Zhang Xiangxian, non-executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Yang Mingsheng, the president of the Board. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal Regarding the Interim Financial Reports for the First Half of 2013

The Board passed the Proposal Regarding the Interim Financial Reports for the First Half of 2013, which includes the financial statements for the first half of 2013 prepared in accordance with PRC GAAP, the financial statements for the first half of 2013 prepared in accordance with IFRS, the solvency report for the first half of 2013, and the report on changes in accounting estimates for the first half of 2013.

The Board reviewed and discussed the changes in accounting estimates referred to in the financial statements for the first half of 2013. In the first half of 2013, there were no other significant changes in accounting estimates other than the changes in actuarial assumptions. The Company determined actuarial assumptions which include, among others, discount rate, mortality rate, morbidity rate, expenses, surrender rate and policy dividends based on current information available at the date of the balance sheets, and such assumptions were used to calculate the reserves of insurance contracts as at the date of the balance sheets.

Commission File Number 001-31914

On June 30, 2013, the Company re-examined the above assumptions based on current information. Changes in reserves of relevant insurance contracts arising from changes in the assumptions above were incorporated into the current income statement. As of June 30, 2013, such changes in accounting estimates resulted in a decrease in liability reserves for life insurance products by RMB 63 million and an increase in liability reserves for long-term health insurance products by RMB 74 million, and resulted in a decrease in profit before tax by RMB 11 million.

Voting result: 11 for, 0 against, with no abstention

2.	Passed the Proposal Regarding the A Share Interim Report for the First Half of 2013 and the H Shares Interim Report for the First Half of 2013

The Board passed the Proposal regarding the A Share Interim Report for the First Half of 2013 and the H Shares Interim Report for the First Half of 2013, including Financial Summary, Chairman’s Statement, Management Discussion and Analysis, Significant Events, Changes in Share Capital and Shareholdings of Substantial Shareholders, Directors, Supervisors, Senior Management and Employees, Financial Reports, Embedded Value Report, Summary of 2013 Interim Report for A Shares and Announcement of 2013 Interim Financial Performance for H Shares.

Voting result: 11 for, 0 against, with no abstention

3.	Passed the Proposal Regarding the Amendment to the Company’s Rules of Procedures of the Nomination and Remuneration Committee

Voting result: 11 for, 0 against, with no abstention

4.	Passed the Proposal Regarding the 2012 Performance Evaluation Results and the 2013 Performance Goals Agreement of the Company’s Senior Management Personnel

Voting result: 11 for, 0 against, with no abstention

5.	Passed the Proposal Regarding the Asset-backed Program and Authorization for the Company’s Investment Projects

Voting result: 11 for, 0 against, with no abstention

6.	Passed the Proposal Regarding the Signing of Asset Management Agreement between the Company and China Life Franklin Asset Management Company Limited

The current Asset Management Agreement between the Company and China Life Franklin Asset Management Company Limited (the “Hong Kong AMC Subsidiary”) will expire on September 18, 2013. The Board of Directors agrees that the Company sign the Agreement between the Company and the Hong Kong AMC Subsidiary Regarding the Asset Management of Insurance Funds, which will be in effect from September 19, 2013 to September 18, 2015, with the option of automatic renewal for a successive one-year term if neither party proposes to terminate the agreement within 30 days prior to expiry.

Commission File Number 001-31914

The Hong Kong AMC Subsidiary is a subsidiary indirectly held by the Company through China Life Asset Management Company Limited. Pursuant to listing rules applicable to the Company and the AOA of the Company, when the Board reviewed the Proposal, affiliated directors Yang Mingsheng, Wan Feng, Miao Jianmin, Zhang Xiangxian and Wang Sidong abstained from voting on this proposal. The independent directors gave their independent opinions on and consent to this connected transaction.

Voting result: 6 for, 0 against, with no abstention

7.	Passed the Proposal Regarding the Amendment to the Company’s Provisional Rules on the Operation and Management Authorized by Legal Person

Voting result: 11 for, 0 against, with no abstention

8.	Passed the Proposal Regarding the Amendment to the Company’s Provisional Rules on Management System

Voting result: 11 for, 0 against, with no abstention

9.	Passed the Proposal Regarding the Formulation of the Company’s Provisional Administrative Measures against Insurance Fraud

Voting result: 11 for, 0 against, with no abstention

10.	Passed the Proposal Regarding the Company’s Internal Audit Work

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

August 28, 2013